UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces
Third Quarter and Nine-month 2022 Results

Lima, Peru, October 27, 2022 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the third quarter (3Q22) and nine-month period ended September 30, 2022.  All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Third Quarter 2022 Highlights:
●	3Q22 EBITDA from direct operations was US$ 22.2 million, compared to US$ 39.5 million reported in 3Q21.
●
3Q22 Operating Cash Flow reached US$ 16.1 million, compared to US$ -464.3 million in 3Q21. The 3Q21 Operating Cash Flow figures include a US$ 544.2 million payment to SUNAT, the Peruvian tax authority.

●	3Q22 net loss was US$ 19.8 million, compared to a US$ 91.9 million net loss for the same period in 2021.
●
3Q22 exploration at operating units increased to US$ 20.7 million, compared to US$ 17.1 million in 3Q21. This increase was aligned with the Company’s revised strategy to increase its focus on exploration in order to extend LOM.

●	Buenaventura’s cash position reached US$ 288.0 million as of September 30, 2022. Net Debt decreased to US$ 448.1 million with an average maturity of 3.6 years.
●
3Q22 capital expenditures were US$ 37.2 million, compared to US$ 23.9 million for the same period in 2021. 3Q22 CAPEX includes US$ 5.2 million related to the San Gabriel Project and US$ 7.3 million related to the Yumpag Project.

●
Construction related activities at San Gabriel are gradually and progressively resuming. Buenaventura has therefore updated its CAPEX guidance for San Gabriel and now expects this to reach approximately US$ 65.0 million by year end 2022.

Financial Highlights (in millions of US$, except EPS figures):

	3Q22	3Q21	Var	9M22	9M21	Var
Total Revenues	195.4	220.4	-11%	578.4	647.1	-11%
Operating Income	-20.0	-13.6	47%	-52.0	-16.6	213%
EBITDA Direct Operations	22.2	39.5	-44%	396.3	144.6	174%
EBITDA Including Affiliates	78.2	171.3	-54%	669.8	511.9	31%
Net Income	-19.8	-91.9	-78%	535.1	-39.3	N.A.
EPS	-0.08	-0.36	-78%	2.11	-0.15	N.A.

(*) As of September 30, 2022, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Operating Revenues

3Q22 net sales were US$ 195.4 million, as compared to US$ 216.9 million reported in 3Q21; a year on year decrease resulting from lower prices and lower volume sold of lead, zinc and silver.

Operating Highlights	3Q22	3Q21%		9M22	9M21%
Net Sales (millions of US$)	195.4	216.9	-10%	577.1	634.8	-9%
Average Gold Price (US$/oz.) Direct Operations (1) (2)	1,678	1,764	-5%	1,794	1,771	1%
Average Gold Price (US$/oz.) inc Associated (2) (3)	1,677	1,763	-5%	1,794	1,772	1%
Average Silver Price (US$/oz.) (2)	17.33	23.94	-28%	21.32	25.98	-18%
Average Lead Price (US$/MT) (2)	1,713	2,412	-29%	2,093	2,249	-7%
Average Zinc Price (US$/MT) (2)	3,412	3,048	12%	3,983	3,088	29%
Average Copper Price (US$/MT) (2)	7,261	9,488	-23%	8,685	9,553	-9%

Volume Sold	3Q22	3Q21%		9M22	9M21%
Gold Oz Direct Operations (1)	45,807	40,633	13%	123,692	100,396	23%
Gold Oz inc Associated (3)	54,399	53,020	3%	148,778	136,001	9%
Silver Oz	1,954,000	3,426,079	-43%	5,655,367	10,107,830	-44%
Lead MT	4,129	5,918	-30%	12,530	17,435	-28%
Zinc MT	8,061	11,114	-27%	24,871	34,396	-28%
Copper MT	11,449	8,691	32%	31,512	26,207	20%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 40.095% of Coimolache.

Production and Operating Costs

Buenaventura’s 3Q22 equity gold production was 55,837 ounces, compared to 54,595 ounces produced in 3Q21. Silver production decreased by 50% year on year, lead production decreased by 33% year on year and zinc production decreased by 36% year on year, primarily due to the suspension of Uchucchacua’s operations as was previously announced, as well as a change in the mine plan sequence at El Brocal. The Company’s 3Q22 equity copper production was 28,909 MT, compared to 25,665 MT produced in 3Q21.

Equity Production	3Q22	3Q21%		9M22	9M21%
Gold Oz Direct Operations(1)	47,057	42,728	10%	128,131	104,107	23%
Gold Oz including Associated(2) Companies	55,837	54,595	2%	152,726	138,632	10%
Silver Oz Direct Operations(1)	1,664,600	3,326,943	-50%	5,034,531	9,777,688	-49%
Lead MT	3,738	5,614	-33%	11,628	16,203	-28%
Zinc MT	6,937	10,810	-36%	22,336	32,136	-30%
Copper MT Direct Operations(1)	7,438	5,618	32%	20,152	16,958	19%
Copper MT including Associated Companies(3)	28,909	25,665	13%	84,065	74,581	13%

Consolidated Production	3Q22	3Q21%		9M22	9M21%
Gold Oz(4)	49,789	44,796	11%	134,261	109,023	23%
Silver Oz(4)	1,906,679	3,898,613	-51%	5,996,245	11,574,925	-48%
Lead MT(4)	4,340	6,676	-35%	13,698	19,175	-29%
Zinc MT(4)	9,129	14,254	-36%	29,511	42,839	-31%
Copper MT(4)	12,108	9,146	32%	32,805	27,606	19%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.095% of Coimolache.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of El Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal

Tambomayo (100% owned by Buenaventura)

Production
		3Q22	3Q21	Var %	9M22	9M21	Var %
Gold	Oz	13,755	17,837	-23%	41,973	51,148	-18%
Silver	Oz	546,256	509,836	7%	1,399,472	1,227,151	14%
Zinc	MT	3,446	3,397	1%	10,910	8,888	23%
Lead	MT	2,639	1,978	33%	7,970	6,249	28%

Cost Applicable to Sales
		3Q22	3Q21	Var %	9M22	9M21	Var %
Gold	US$/Oz	982	973	1%	978	922	6%

3Q22 gold production at Tambomayo decreased 23% year on year, primarily due to production from lower gold grade areas during the third quarter 2022 partially offset by higher lead and zinc grades, which was aligned with the planned mining sequence. Cost Applicable to Sales (CAS) increased to 982 US$/Oz in 3Q22, from 973 US$/Oz in 3Q21. This was primarily due to lower gold grade of ore treated in 3Q22.

Orcopampa (100% owned by Buenaventura)

Production
		3Q22	3Q21	Var %	9M22	9M21	Var %
Gold	Oz	20,164	15,547	30%	56,944	30,663	86%
Silver	Oz	8,247	4,716	75%	23,437	7,539	211%

Cost Applicable to Sales
		3Q22	3Q21	Var %	9M22	9M21	Var %
Gold	US$/Oz	803	1,147	-30%	911	1,476	-38%

Increased 3Q22 gold production at Orcopampa was primarily due to stable production from the asset’s Pucara vein. Cost Applicable to Sales (CAS) decreased to 803 US$/Oz in 3Q22, compared to 1,147 US$/Oz in 3Q21, primarily due to higher gold grade and lower cash cost.

La Zanja (100.00% owned by Buenaventura)

Production
		3Q22	3Q21	Var %	9M22	9M21	Var %
Gold	Oz	8,786	5,967	47%	19,452	14,322	36%
Silver	Oz	31,665	24,011	32%	85,347	71,573	19%

Cost Applicable to Sales
		3Q22	3Q21	Var %	9M22	9M21	Var %
Gold	US$/Oz	1,892	1,763	7%	1,914	1,716	12%

3Q21 gold production increased by 47% year on year due to the conclusion of Pampa Verde pit (Phase 4) pre-stripping which enables full access to the ore body. 3Q22 Cost Applicable to Sales (CAS) was 1,892 US$/Oz; a 7% increase compared to 1,763 US$/Oz in 3Q21 mainly due to lower than expected Au extraction from the leach pad.

La Zanja’s mine plan has been updated to reflect an OpEx increase associated with raw materials cost inflation during the 3Q22. Mining operations will therefore only be extended through October 2022 when Phase 4 mining will be completed. Operations will be limited to pad leaching during November 2022 while Buenaventura continues exploration related to the underground Cu/Au-sulfide project.

Coimolache (40.10% owned by Buenaventura)

Production
		3Q22	3Q21	Var %	9M22	9M21	Var %
Gold	Oz	21,899	29,597	-26%	61,341	86,107	-29%
Silver	Oz	76,133	159,072	-52%	228,832	526,393	-57%

Cost Applicable to Sales
		3Q22	3Q21	Var %	9M22	9M21	Var %
Gold	US$/Oz	1,710	973	76%	1,288	882	46%

3Q22 gold production at Coimolache decreased by 26% year on year, primarily due to lower grades mined as well as decreased tonnage used for leaching due to permit-related leach pad constraints. Cost Applicable to Sales (CAS) increased to 1,710 US$/Oz in 3Q22, from 973 US$/Oz in 3Q21. This was due to a one-time land purchase transaction in the amount of 234 US$/Oz included within 3Q22 CAS of a small tract of land on the site access route enabling more cost effective and efficient site access.

Uchucchacua (100% owned by Buenaventura)

Production
		3Q22	3Q21	Var %	9M22	9M21	Var %
Silver	Oz	N.A.	1,220,393	N.A.	N.A.	3,732,391	N.A.
Zinc	MT	N.A.	1,928	N.A.	N.A.	6,203	N.A.
Lead	MT	N.A.	1,830	N.A.	N.A.	4,836	N.A.

Cost Applicable to Sales
		3Q22	3Q21	Var %	9M22	9M21	Var %
Silver	US$/Oz	N.A.	25.98	N.A.	N.A.	27.84	N.A.

Exploration and mine development continues as planned at the Uchucchacua mine. The 2H23 target to resume production remains unchanged.

Yumpag project construction and permitting continue according to schedule. The 1H24 target to begin production remains unchanged.

Julcani (100% owned by Buenaventura)

Production
		3Q22	3Q21	Var %	9M22	9M21	Var %
Silver	Oz	692,876	657,494	5%	1,994,565	1,876,596	6%

Cost Applicable to Sales
		3Q22	3Q21	Var %	9M22	9M21	Var %
Silver	US$/Oz	13.80	16.79	-18%	14.55	16.89	-14%

3Q22 silver production increased 5% year on year primarily due to a higher silver grade. 3Q22 Cost Applicable to Sales (CAS) was 13.80 US$/Oz; compared to 16.79 US$/Oz in 3Q21; an 18% year on year decrease due to a combination of higher grade and lower cash cost (US$/dmt).

El Brocal (61.43% owned by Buenaventura)

Production
		3Q22	3Q21	Var %	9M22	9M21	Var %
Copper	MT	12,108	9,146	32%	32,805	27,606	19%
Zinc	MT	5,683	8,930	-36%	18,601	27,748	-33%
Silver	Oz	627,635	1,482,163	-58%	2,493,424	4,659,676	-46%

Cost Applicable to Sales
		3Q22	3Q21	Var %	9M22	9M21	Var %
Copper	US$/MT	6,690	6,819	-2%	6,676	6,304	6%
Zinc	US$/MT	2,698	1,814	49%	2,931	1,760	66%

El Brocal 3Q22 copper production increased by 32% year on year due to increased throughput and Cu grades from the Marcapunta underground mine. Zinc and silver production decreased by 36% and 58%, respectively, year on year as part as the planned transition from polymetallic to copper ore as well as due to the need to revise El Brocal’s mine plan as a result of the landslide which occurred within the mine’s open pit on March 19, 2022.

3Q22 Copper Cost Applicable to Sales (CAS) decreased by 2% year on year, as higher Cu grades were adversely impacted by the high stripping ratio at the open pit which contributes to El Brocal’s consolidated Cu production in the quarter. 3Q22 zinc CAS increased by 49% year on year due to a higher stripping ratio as part of the revised open pit mine plan which implied mining in a higher stripping ratio area.

General and Administrative Expenses

3Q22 General and Administrative expenses were US$ 15.4 million; a 2% decrease as compared to US$ 15.6 million in 3Q21.

Exploration in Non-Operating Areas

3Q22 exploration costs in Non-Operating Areas were US$ 4.2 million, compared with US$ 3.5 million in 3Q21. Increased exploration costs during the quarter are in line with Buenaventura’s strategy to focus on extending LOM.

Share in Associated Companies

Buenaventura’s share in associated companies was US$ 20.4 million in 3Q22, compared with US$ 58.2 million in 3Q21, comprised of:

Share in the Result of Associates (in millions of US$)	3Q22	3Q21	Var	9M22	9M21	Var
Cerro Verde	20.7	57.4	-64%	120.1	158.6	-24%
Coimolache	-0.2	0.8	-127%	0.3	8.6	-97%
Other minor	0.0	0.0	N.A.	-2.2	-0.8	181%
Total	20.4	58.2	-65%	118.1	166.4	-29%

SAN GABRIEL Project

Construction related activities at San Gabriel at gradually and progressively resuming. CAPEX guidance for San Gabriel has been updated and is now expected to reach approximately US$ 65.0 million by year end 2022.

Engineering and procurement work offsite activities progressed as planned by a significant 45% and 67%, respectively, relative to total targeted for the project completion. This thereby reduces overall project uncertainty and potentially enabling the recovery of a portion of time lost related to this project relative to its targeted completion.

CERRO VERDE (19.58% owned by Buenaventura)

3Q22 copper production was 109,655 MT, 21,471 MT of which is attributable to Buenaventura; a 7% increase as compared to 102,382 MT produced in 3Q21, 20,046 MT of which was attributable to Buenaventura. This is primarily due to a 6% increase in volumes of ore treated and a 4% increase in copper grade.

Cerro Verde reported 3Q22 net income of US$ 105.5 million, compared to net income of US$ 293.3 million in 3Q21. This is primarily due to:

i.	An increase in cost due to an inflationary increase in materials and supplies,
ii.	A decrease in sales due to lower average realized copper prices.

3Q22 capital expenditures at Cerro Verde were US$ 52.7 million.

COIMOLACHE (40.10% owned by Buenaventura)

Coimolache reported a 3Q22 net loss of US$ 1.0 million, compared to net loss of US$ 0.4 million in 3Q21.

***

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru: Tambomayo*, Orcopampa*, Uchucchacua*, Julcani*, La Zanja*, El Brocal and Coimolache.

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2021 Form 20-F, please contact the investor relations contacts on page 1 of this report or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**
APPENDIX 1

Equity Participation in Subsidiaries and Associates (as of September 30, 2022)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	100.00	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*) Consolidated
(**) Equity Accounting

APPENDIX 2

Gold Production			15			18
Mining Unit	Operating Results	Unit	3Q22	3Q21	△%	9M22	9M21	△ %
Underground
Tambomayo	Ore Milled	DMT	161,764	153,248	6%	468,323	415,997	13%
	Ore Grade	Gr/MT	3.00	3.86	-22%	3.17	4.42	-28%
	Recovery Rate	%	88.26	93.68	-6%	87.97	86.52	2%
	Ounces Produced	Oz	13,755	17,837	-23%	41,973	51,148	-18%
Orcopampa	Ore Milled	DMT	63,736	78,474	-19%	180,342	127,133	42%
	Ore Grade	Gr/MT	10.16	6.01	69%	10.00	7.61	31%
	Recovery Rate	%	96.90	102.58	-6%	98.17	98.62	0%
	Ounces Produced	Oz	20,164	15,547	30%	56,944	30,663	86%
Open Pit
La Zanja	Ounces Produced	Oz	8,786	5,967	47%	19,452	14,322	36%
Coimolache	Ounces Produced	Oz	21,899	29,597	-26%	61,341	86,107	-29%

Silver Production
Mining Unit	Operating Results	Unit	3Q22	3Q21	△%	9M22	9M21	△ %
Underground
Tambomayo	Ore Milled	DMT	161,764	153,248	6%	468,323	415,997	13%
	Ore Grade	Oz/MT	3.54	3.80	-7%	3.13	3.39	-8%
	Recovery Rate	%	96.43	87.48	10%	95.54	87.09	10%
	Ounces Produced	Oz	546,256	509,836	7%	1,399,472	1,227,151	14%
Uchucchacua	Ore Milled	DMT	0	274,547	N.A.	0	757,945	N.A.
	Ore Grade	Oz/MT	0.00	6.08	N.A.	0.00	6.45	N.A.
	Recovery Rate	%	0.00	74.18	N.A.	0.00	76.35	N.A.
	Ounces Produced	Oz	0	1,220,393	N.A.	0	3,732,391	N.A.
Julcani	Ore Milled	DMT	34,691	32,081	8%	98,294	94,244	4%
	Ore Grade	Oz/MT	20.36	20.07	1%	20.66	19.87	4%
	Recovery Rate	%	98.10	97.60	1%	98.22	97.12	1%
	Ounces Produced	Oz	692,876	657,494	5%	1,994,565	1,876,596	6%
Marcapunta	Ore Milled	DMT	794,447	630,907	26%	2,174,456	1,773,129	23%
	Ore Grade	Oz/MT	0.98	1.15	-15%	0.88	0.97	-10%
	Recovery Rate	%	55.65	54.97	1%	53.28	52.56	1%
	Ounces Produced	Oz	442,811	411,542	8%	1,036,547	920,295	13%
Open Pit
Tajo Norte Cu - Ag	Ore Milled	DMT	0	70,604	N.A.	156,342	308,000	-49%
	Ore Grade	Oz/MT	0.00	4.07	N.A.	2.15	4.51	-52%
	Recovery Rate	%	0.00	61.96	N.A.	53.45	56.36	-5%
	Ounces Produced	Oz	0	178,261	N.A.	178,769	786,388	-77%
Tajo Norte Pb - Zn	Ore Milled	DMT	425,835	623,106	-32%	1,486,286	1,782,831	-17%
	Ore Grade	Oz/MT	0.84	2.17	-61%	1.61	2.36	-32%
	Recovery Rate	%	51.04	66.00	-23%	52.99	70.16	-24%
	Ounces Produced	Oz	184,824	892,360	-79%	1,278,107	2,952,992	-57%

Zinc Production
Mining Unit	Operating Results	Unit	3Q22	3Q21	△%	9M22	9M21	△ %
Underground
Tambomayo	Ore Milled	DMT	161,764	153,248	6%	468,323	415,997	13%
	Ore Grade	%	2.44	2.29	6%	2.61	2.58	1%
	Recovery Rate	%	87.43	96.76	-10%	89.41	82.96	8%
	MT Produced	MT	3,446	3,397	1%	10,910	8,888	23%
Uchucchacua	Ore Milled	DMT	0	274,547	N.A.	0	757,945	N.A.
	Ore Grade	%	0.00	1.69	N.A.	0.00	1.61	N.A.
	Recovery Rate	%	0.00	45.80	N.A.	0.00	50.75	N.A.
	MT Produced	MT	0	1,928	N.A.	0	6,203	N.A.
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	425,835	623,106	-32%	1,486,286	1,782,831	-17%
	Ore Grade	%	2.66	2.51	6%	2.44	2.60	-6%
	Recovery Rate	%	50.17	57.01	-12%	50.47	59.83	-16%
	MT Produced	MT	5,683	8,930	-36%	18,601	27,748	-33%

Copper Production
Mining Unit	Operating Results	Unit	3Q22	3Q21	△%	9M22	9M21	△ %
Underground
Marcapunta	Ore Milled	DMT	794,447	630,907	26%	2,174,456	1,773,129	23%
	Ore Grade	%	1.78	1.71	4%	1.72	1.70	1%
	Recovery Rate	%	85.60	80.17	7%	84.99	84.01	1%
	MT Produced	MT	12,108	8,711	39%	31,709	25,411	25%
Tajo Norte Cu - Ag	Ore Milled	DMT	0	70,604	N.A.	156,342	308,000	-49%
	Ore Grade	%	0.00	0.94	N.A.	1.13	0.98	15%
	Recovery Rate	%	0.00	65.78	N.A.	61.97	63.56	-3%
	MT Produced	MT	0	435	N.A.	1,096	1,917	-43%

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

EBITDA RECONCILIATION (in thousand US$)

	3Q22	3Q21	9M22	9M21
Net Income	-22,487	-94,428	534,221	-40,544
Add / Substract:	44,733	133,899	-137,950	185,183
Income from sale of investment in Yanacocha	0	0	300,000	0
Depreciation and Amortization in cost of sales	41,477	44,305	131,531	140,110
Share in associated companies by the equity method, net	-20,442	-58,186	-118,149	-82,441
Interest expense	12,641	26,667	42,092	48,560
Impairment (reversal) of inventories	-6,392	5,091	-1,508	1,093
Provision of bonuses and compensations	7,260	2,529	11,964	8,756
Depreciation and amortization in administration expenses	600	898	1,816	2,715
Loss (gain) on currency exchange difference	27,961	31,914	3,086	40,861
Loss from discontinued operations	-62	89,152	-479,869	2,384
Provision (credit) for income tax, net	-16,296	-8,217	-21,826	15,744
Depreciation and amortization in other, net	25	26	76	80
Interest income	-1,337	-489	-11,561	-1,193
Provision (reversal) for contingencies	1,960	145	3,805	-284
Workers participation provision (reversal)	-2,666	64	271	2,035
Write-off of fixed assets	4	-	322	6,763
EBITDA Buenaventura Direct Operations	22,246	39,471	396,271	144,639
EBITDA Cerro Verde (19.58%)	52,321	120,926	261,100	331,501
EBITDA Coimolache (40.095%)	3,672	10,928	12,397	35,733
EBITDA Buenaventura + All Associates	78,240	171,325	669,768	511,873

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (2) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities.

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2020 and 2021 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2021 and 2022 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended September 30		For the 9 months ended September 30
	2022	2021	2022	2021
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	118,419	138,702	337,503	392,990
Add:
Consolidated Exploration in units in operation	20,708	17,058	53,629	40,901
Consolidated Commercial deductions	42,039	47,865	137,887	146,626
Consolidated Selling expenses	5,854	4,935	15,490	14,690
Consolidated Cost applicable to sales	187,020	208,561	544,509	595,208

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended September 30		For the 9 months ended September 30
	2022	2021	2022	2021
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	43	72	12	107
Julcani, Silver	6,843	7,398	20,965	21,847
Julcani, Lead	130	115	302	320
Julcani, Copper	68	19	211	50
Orcopampa, Gold	12,207	14,137	41,227	37,452
Orcopampa, Silver	51	57	233	143
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	15	0	18
Uchucchacua, Silver	0	19,547	0	64,218
Uchucchacua, Lead	0	3,003	0	6,689
Uchucchacua, Zinc	0	3,426	0	10,324
Tambomayo, Gold	8,430	11,137	25,782	32,192
Tambomayo, Silver	3,434	4,234	9,584	10,756
Tambomayo, Zinc	1,757	1,687	14,353	7,830
Tambomayo, Lead	4,578	2,788	6,034	4,851
La Zanja, Gold	14,961	8,916	33,201	22,788
La Zanja, Silver	647	601	1,771	1,985
El Brocal, Gold	5,089	2,700	8,531	5,444
El Brocal, Silver	6,818	12,320	21,345	35,392
El Brocal, Lead	1,523	2,345	4,541	6,021
El Brocal, Zinc	9,404	8,977	27,179	25,544
El Brocal, Copper	47,037	33,164	119,290	88,679
Other Small Units, Gold
Other Small Units, Silver
Other Small Units, Lead
Other Small Units, Zinc
Non Mining Units	-4,601	2,043	2,942	10,338
Consolidated Cost of sales, excluding depreciation and amortization	118,419	138,702	337,503	392,990

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended September 30		For the 9 months ended September 30
	2022	2021	2022	2021
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	11	14	3	21
Julcani, Silver	1,716	1,466	4,781	4,325
Julcani, Lead	33	23	69	63
Julcani, Copper	17	4	48	10
Orcopampa, Gold	3,328	3,574	9,499	7,817
Orcopampa, Silver	14	14	54	30
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	2	0	2
Uchucchacua, Silver	6,536	2,598	15,531	7,543
Uchucchacua, Lead	0	399	-182	786
Uchucchacua, Zinc	0	455	0	1,213
Tambomayo, Gold	1,424	1,655	3,694	4,080
Tambomayo, Silver	580	629	1,373	1,363
Tambomayo, Lead	297	251	865	615
Tambomayo, Zinc	774	414	2,057	992
La Zanja, Gold	1,056	130	2,454	253
La Zanja, Silver	46	9	131	22
El Brocal, Gold	355	246	625	398
El Brocal, Silver	476	1,122	1,564	2,585
El Brocal, Lead	106	214	333	440
El Brocal, Zinc	656	817	1,991	1,866
El Brocal, Copper	3,282	3,020	8,739	6,477
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	20,708	17,058	53,629	40,901

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended September 30		For the 9 months ended September 30
	2022	2021	2022	2021
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	2	18	-6	25
Julcani, Silver	352	1,190	1,496	3,342
Julcani, Lead	6	18	22	49
Julcani, Copper	4	2	13	7
Orcopampa, Gold	217	127	608	211
Orcopampa, Silver	0	1	13	4
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	1	0	2
Uchucchacua, Silver	1,340	5,954	1,837	19,733
Uchucchacua, Lead	12	750	7	1,616
Uchucchacua, Zinc	0	1,889	272	7,862
Tambomayo, Gold	1,414	1,920	4,998	5,155
Tambomayo, Silver	738	848	2,439	2,094
Tambomayo, Lead	285	280	1,128	817
Tambomayo, Zinc	3,027	1,260	11,282	3,658
La Zanja, Gold	131	39	211	96
La Zanja, Silver	23	3	28	14
El Brocal, Gold	2,607	1,815	5,561	4,150
El Brocal, Silver	3,229	5,756	12,325	17,383
El Brocal, Lead	719	883	2,328	2,446
El Brocal, Zinc	3,672	3,262	16,214	11,952
El Brocal, Copper	24,260	21,848	77,110	66,012
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	42,039	47,865	137,887	146,626

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended September 30		For the 9 months ended September 30
	2022	2021	2022	2021
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	1	0	2
Julcani, Silver	71	130	307	364
Julcani, Lead	1	2	4	5
Julcani, Copper	1	0	3	1
Orcopampa, Gold	150	112	443	233
Orcopampa, Silver	1	0	3	1
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	1	0	1
Uchucchacua, Silver	1,084	663	2,472	2,132
Uchucchacua, Lead	0	102	-29	222
Uchucchacua, Zinc	0	116	0	343
Tambomayo, Gold	665	795	1,966	2,109
Tambomayo, Silver	271	302	731	705
Tambomayo, Lead	139	120	460	318
Tambomayo, Zinc	361	199	1,095	513
La Zanja, Gold	74	30	126	71
La Zanja, Silver	3	2	7	6
El Brocal, Gold	205	92	339	230
El Brocal, Silver	274	421	849	1,493
El Brocal, Lead	61	80	181	254
El Brocal, Zinc	378	307	1,082	1,078
El Brocal, Copper	1,892	1,134	4,747	3,741
Non Mining Units	222	325	703	869
Consolidated Selling expenses	5,854	4,935	15,490	14,690

	JULCANI
	3Q 2022						3Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	43	6,843	130	-	68	7,084	72	7,398	115	-	19	7,605
Add:
Exploration Expenses (US$000)	11	1,716	33	-	17	1,777	14	1,466	23	-	4	1,507
Commercial Deductions (US$000)	2	352	6	-	4	364	18	1,190	18	-	2	1,229
Selling Expenses (US$000)	0	71.48	1.36	-	1	74	1	130	2	-	0	134
Cost Applicable to Sales (US$000)	57	8,983	170	-	89	9,299	106	10,185	158	-	26	10,475
Divide:
Volume Sold	39	651,077	112	-	18	Not Applicable	64	606,737	83	-	14	Not Applicable
CAS	1,457	13.80	1,521	-	5,024	Not Applicable	1,665	16.79	1,914	-	1,841	Not Applicable

	ORCOPAMPA
	3Q 2022						3Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	12,207	51	-	-	-	12,258	14,137	57	-	-	-	14,194
Add:					-
Exploration Expenses (US$000)	3,328	14	-	-	-	3,342	3,574	14	-	-	-	3,588
Commercial Deductions (US$000)	217	0	-	-	-	217	127	1	-	-	-	128
Selling Expenses (US$000)	150	1	-	-	-	151	112	0	-	-	-	112
Cost Applicable to Sales (US$000)	15,903	65	-	-	-	15,968	17,950	72	-	-	-	18,022
Divide:
Volume Sold	19,814	7,715	-	-	-	Not Applicable	15,646	4,709	-	-	-	Not Applicable
CAS	803	8.48	-	-	-	Not Applicable	1,147	15.27	-	-	-	Not Applicable

	UCHUCCHACUA
	3Q 2022						3Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	-	15	19,547	3,003	3,426	-	25,991
Add:
Exploration Expenses (US$000)	-	6,536	-	-	-	6,536	2	2,598	399	455	-	3,455
Commercial Deductions (US$000)	-	1,340	12	-	-	1,352	1	5,954	750	1,889	-	8,595
Selling Expenses (US$000)	-	1,084	-	-	-	1,084	1	663	102	116	-	881
Cost Applicable to Sales (US$000)	-	8,960	12	-	-	8,972	19	28,763	4,254	5,886	-	38,921
Divide:	-						-
Volume Sold		150,426	-	-	-	Not Applicable	5	1,107,282	1,562	1,444	-	Not Applicable
CAS	-	59.56	-	-	-	No Applicable	3,478.35	25.98	2,723	4,077	-	No Applicable

	TAMBOMAYO
	3Q 2022						3Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	8,430	3,434	1,757	4,578	-	18,198	11,137	4,234	1,687	2,788	-	19,847
Add:
Exploration Expenses (US$000)	1,424	580	297	774	-	3,075	1,655	629	251	414	-	2,950
Commercial Deductions (US$000)	1,414	738	285	3,027	-	5,464	1,920	848	280	1,260	-	4,308
Selling Expenses (US$000)	665	271	139	361	-	1,436	795	302	120	199	-	1,417
Cost Applicable to Sales (US$000)	11,933	5,023	2,477	8,739	-	28,173	15,507	6,013	2,339	4,662	-	28,521
Divide:
Volume Sold	12,150	468,076	2,449	2,832	-	Not Applicable	15,943	445,525	1,813	2,304	-	Not Applicable
CAS	982	10.73	1,012	3,086	-	No Applicable	973	13.50	1,291	2,024	-	No Applicable

	JULCANI
	9M 2022						9M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	12	20,965	302	-	211	21,490	107	21,847	320	-	50	22,324
Add:
Exploration Expenses (US$000)	3	4,781	69	-	48	4,901	21	4,325	63	-	10	4,419
Commercial Deductions (US$000)	-6	1,496	22	-	13	1,526	25	3,342	49	-	7	3,422
Selling Expenses (US$000)	0	307	4	-	3	315	2	364	5	-	1	372
Cost Applicable to Sales (US$000)	9	27,550	397	-	275	28,232	155	29,877	437	-	68	30,536
Divide:
Volume Sold	79	1,893,014	280	-	48	Not Applicable	119	1,768,507	286	-	46	No Aplicable
CAS	120	14.55	1,417	-	5,737	No Applicable	1,301	16.89	1,524	-	1,461	No Applicable

	ORCOPAMPA
	9M 2022						9M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	41,227	233	-	-	-	41,460	37,452	143	-	-	-	37,596
Add:
Exploration Expenses (US$000)	9,499	54	-	-	-	9,553	7,817	30	-	-	-	7,847
Commercial Deductions (US$000)	608	13	-	-	-	621	211	4	-	-	-	215
Selling Expenses (US$000)	443	3	-	-	-	446	233	1	-	-	-	234
Cost Applicable to Sales (US$000)	51,777	303	-	-	-	52,080	45,714	178	-	-	-	45,892
Divide:
Volume Sold	56,840	27,054	-	-	-	Not Applicable	30,962	8,105	-	-	-	Not Applicable
CAS	911	11.19	-	-	-	No Applicable	1,476	21.93	-	-	-	No Applicable

	UCHUCCHACUA
	9M 2022						9M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	-	18	64,218	6,689	10,324	-	81,249
Add:
Exploration Expenses (US$000)	-	15,531	-182	-	-	15,349	2	7,543	786	1,213	-	9,544
Commercial Deductions (US$000)	-	1,837	7	272	-	2,116	2	19,733	1,616	7,862	-	29,213
Selling Expenses (US$000)	-	2,472	-29	-	-	2,443	1	2,132	222	343	-	2,698
Cost Applicable to Sales (US$000)	-	19,840	-204	272	-	19,908	23	93,627	9,314	19,741	-	122,704
Divide:
Volume Sold	-	308,844	18	-	-	Not Applicable	5	3,363,154	4,025	4,667	-	Not Applicable
CAS	-	64.24	-	-	-	No Applicable	4,156	27.84	2,314	4,230	-	No Applicable

	TAMBOMAYO
	9M 2022						9M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	25,782	9,584	6,034	14,353	-	55,753	32,192	10,756	4,851	7,830	-	55,630
Add:
Exploration Expenses (US$000)	3,694	1,373	865	2,057	-	7,989	4,080	1,363	615	992	-	7,050
Commercial Deductions (US$000)	4,998	2,439	1,128	11,282	-	19,847	5,155	2,094	817	3,658	-	11,724
Selling Expenses (US$000)	1,966	731	460	1,095	-	4,252	2,109	705	318	513	-	3,645
Cost Applicable to Sales (US$000)	36,440	14,128	8,487	28,786	-	87,841	43,537	14,918	6,601	12,994	-	78,049
Divide:
Volume Sold	37,248	1,195,466	7,353	9,016	-	Not Applicable	47,225	1,082,844	5,827	6,754	-	Not Applicable
CAS	978	11.82	1,154	3,193	-	No Applicable	922	13.78	1,133	1,924	-	Not Applicable

	LA ZANJA
	3Q 2022						3Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	14,961	647	-	-	-	15,608	8,916	601	-	-	-	9,517
Add:
Exploration Expenses (US$000)	1,056	46	-	-	-	1,102	130	9	-	-	-	139
Commercial Deductions (US$000)	131	23	-	-	-	154	39	3	-	-	-	42
Selling Expenses (US$000)	74	3	-	-	-	77	30	2	-	-	-	32
Cost Applicable to Sales (US$000)	16,221	720	-	-	-	16,941	9,115	615	-	-	-	9,730
Divide:
Volume Sold	8,575	34,147	-	-	-	Not Applicable	5,169	26,683	-	-	-	Not Applicable
CAS	1,892	21.07	-	-	-	Not Applicable	1,763	23.04	-	-	-	Not Applicable

	BROCAL
	3Q 2022						3Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	5,089	6,818	1,523	9,404	47,037	69,872	2,700	12,320	2,345	8,977	33,164	59,506
Add:
Exploration Expenses (US$000)	355	476	106	656	3,282	4,876	246	1,122	214	817	3,020	5,419
Commercial Deductions (US$000)	2,607	3,229	719	3,672	24,260	34,487	1,815	5,756	883	3,262	21,848	33,564
Selling Expenses (US$000)	205	274	61	378	1,892	2,810	92	421	80	307	1,134	2,034
Cost Applicable to Sales (US$000)	8,256	10,797	2,409	14,111	76,472	112,045	4,853	19,619	3,522	13,363	59,166	100,523
Divide:
Volume Sold	5,229	642,558	1,568	5,229	11,431	Not Applicable	3,806	1,235,143	2,461	7,367	8,677	Not Applicable
CAS	1,579	16.80	1,536	2,698	6,690	Not Applicable	1,275	15.88	1,431	1,814	6,819	Not Applicable

	NON MINING COMPANIES
	3Q 2022						3Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	-4,601	-	-	-	-	-	2,043
Add:
Selling Expenses (US$000)	-	-	-	-	-	222	-	-	-	-	-	325
Total (US$000)	-	-	-	-	-	-4,379	-	-	-	-	-	2,368

	BUENAVENTURA CONSOLIDATED
	3Q 2022						3Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	40,730	17,793	3,410	13,982	47,105	118,419	36,978	44,157	7,150	15,191	33,184	138,702
Add:
Exploration Expenses (US$000)	6,175	9,368	436	1,430	3,299	20,708	5,622	5,839	886	1,687	3,024	17,058
Commercial Deductions (US$000)	4,372	5,683	1,023	6,699	24,264	42,039	3,920	13,752	1,932	6,410	21,851	47,865
Selling Expenses (US$000)	1,094	1,704	201	739	1,892	5,632	1,031	1,519	304	622	1,134	4,610
Cost Applicable to Sales (US$000)	52,371	34,549	5,069	22,850	76,561	191,399	47,551	65,267	10,273	23,910	59,192	206,192
Divide:
Volume Sold	45,807	1,954,000	4,129	8,061	11,449	Not Applicable	40,633	3,426,079	5,918	11,114	8,691	Not Applicable
CAS	1,143	17.68	1,228	2,835	6,687	Not Applicable	1,170	19.05	1,736	2,151	6,811	Not Applicable

	COIMOLACHE
	3Q 2022						3Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	33,976	1,285	-	-	-	35,261	27,827.79	2,079	-	-	-	29,907
Add:
Exploration Expenses (US$000)	2,292	87	-	-	-	2,379	1,777.21	133	-	-	-	1,910
Commercial Deductions (US$000)	111	2	-	-	-	113	168	13	-	-	-	181
Selling Expenses (US$000)	276	10	-	-	-	286	300	22	-	-	-	322
Cost Applicable to Sales (US$000)	36,655	1,384	-	-	-	38,039	30,073	2,247	-	-	-	32,320
Divide:
Volume Sold	21,431	78,028	-	-	-	Not Applicable	30,893	169,499	-	-	-	Not Applicable
CAS	1,710	17.74	-	-	-	Not Applicable	973	13.26	-	-	-	Not Applicable

	LA ZANJA
	9M 2022						9M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	33,201	1,771	-	-	-	34,972	22,788	1,985	-	-	-	24,774
Add:
Exploration Expenses (US$000)	2,454	131	-	-	-	2,585	253	22	-	-	-	275
Commercial Deductions (US$000)	211	28	-	-	-	239	96	14	-	-	-	110
Selling Expenses (US$000)	126	7	-	-	-	133	71	6	-	-	-	77
Cost Applicable to Sales (US$000)	35,992	1,937	-	-	-	37,929	23,208	2,027	-	-	-	25,236
Divide:
Volume Sold	18,800	85,237	-	-	-	Not Applicable	13,521	80,356	-	-	-	Not Applicable
CAS	1,914	22.72	-	-	-	No Applicable	1,716	25.23	-	-	-	Not Applicable

	BROCAL
	9M 2022						9M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	8,531	21,345	4,541	27,179	119,290	180,886	5,444	35,392	6,021	25,544	88,679	161,080
Add:
Exploration Expenses (US$000)	625	1,564	333	1,991	8,739	13,252	398	2,585	440	1,866	6,477.50	11,766
Commercial Deductions (US$000)	5,561	12,325	2,328	16,214	77,110	113,539	4,150	17,383	2,446	11,952	66,012	101,943
Selling Expenses (US$000)	339	849	181	1,082	4,747	7,198	230	1,493	254	1,078	3,741	6,795
Cost Applicable to Sales (US$000)	15,057	36,083	7,383	46,465	209,887	314,875	10,221	56,853	9,161	40,439	164,909	281,584
Divide:
Volume Sold	10,725	2,145,751	4,878	15,855	31,439	Not Applicable	8,562	3,804,864	7,297	22,975	26,161	Not Applicable
CAS	1,404	16.82	1,513	2,931	6,676	No Applicable	1,194	14.94	1,255	1,760	6,304	Not Applicable

	NON MINING COMPANIES
	9M 2022						9M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	2,942	-	-	-	-	-	10,338
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	703	-	-	-	-	-	869
Total (US$000)	-	-	-	-	-	3,645	-	-	-	-	-	11,207

	BUENAVENTURA CONSOLIDATED
	9M 2022						9M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	108,753	53,899	10,877	41,532	119,501	337,503	98,003	134,342	17,881	43,698	88,729	392,990
Add:
Exploration Expenses (US$000)	16,275	23,434	1,084	4,048	8,787	53,629	12,571	15,868	1,904	4,071	6,487	40,901
Commercial Deductions (US$000)	11,372	18,139	3,486	27,768	77,123	137,887	9,639	42,569	4,928	23,472	66,019	146,626
Selling Expenses (US$000)	2,876	4,369	616	2,176	4,750	14,787	2,645	4,701	799	1,933	3,742	13,821
Cost Applicable to Sales (US$000)	139,276	99,840	16,063	75,523	210,162	540,864	122,858	197,480	25,512	73,174	164,977	584,001
Divide:
Volume Sold	123,692	5,655,367	12,530	24,871	31,487	Not Applicable	100,396	10,107,830	17,435	34,396	26,207	Not Applicable
CAS	1,126	17.65	1,282	3,037	6,675	Not Applicable	1,224	19.54	1,463	2,127	6,295	Not Applicable

	COIMOLACHE
	9M 2022						9M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	73,723	3,529	-	-	-	77,252	73,598	6,831	-	-	-	80,429
Add:
Exploration Expenses (US$000)	5,768	276	-	-	-	6,044	3,230	300	-	-	-	3,530
Commercial Deductions (US$000)	436	40	-	-	-	477	675	112	-	-	-	787
Selling Expenses (US$000)	684	33	-	-	-	717	792	74	-	-	-	866
Cost Applicable to Sales (US$000)	80,611	3,879	-	-	-	84,490	78,296	7,316	-	-	-	85,612
Divide:
Volume Sold	62,568	259,521	-	-	-	Not Applicable	88,802	563,876	-	-	-	Not Applicable
CAS	1,288	14.95	-	-	-	No Applicable	882	12.97	-	-	-	Not Applicable

APPENDIX 5: All-in Sustaining Cost

All-in Sustaining Cost for 3Q22

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable[2]
	3Q22		3Q22		3Q22		3Q22
Au Ounces Sold Net		32,003		8,575		21,431		49,170

	3Q22		3Q22		3Q22		3Q22
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	39,582	1,237	11,214	1,308	26,671	1,245	61,490	1,251
Exploration in Operating Units	14,729	460	1,103	129	1,994	93	16,631	338
Royalties	2,789	87	0	0	0	0	2,789	57
Comercial Deductions[3]	7,398	231	154	18	113	5	7,598	155
Selling Expenses	2,875	90	77	9	217	10	3,039	62
Administrative Expenses	9,175	287	692	81	916	43	10,234	208
Other, net	-249	-8	-107	-12	-338	-16	-492	-10
Sustaining Capex[4]	2,858	89	548	64	2,990	140	4,605	94

By-product Credit	-36,603	-1,144	-621	-72	-1,355	-63	-37,767	-768

All-in Sustaining Cost	42,555	1,330	13,060	1,523	31,207	1,456	68,127	1,386

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Buenaventura
All-in Sustaining Cost for 3Q21

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable[2]
	3Q21		3Q21		3Q21		3Q21
Au Ounces Sold Net		31,658		5,169		30,893		46,787

	3Q21		US$ 000'		US$ 000'		US$ 000'
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	73,657	2,327	10,307	1,994	29,907	968	95,955	2,051
Exploration in Operating Units	11,499	363	140	27	1,910	62	12,405	265
Royalties	2,073	65	0	0	0	0	2,073	44
Comercial Deductions[3]	14,259	450	21	4	181	6	14,352	307
Selling Expenses	2,732	86	32	6	322	10	2,893	62
Administrative Expenses	9,603	303	718	139	971	31	10,710	229
Other, net	5,395	170	563	109	276	9	6,069	130
Sustaining Capex[4]	1,784	56	263	51	3,116	101	3,296	70

By-product Credit	-70,837	-2,238	-570	-110	-4,055	-131	-73,033	-1,561

All-in Sustaining Cost	50,165	1,585	11,473	2,220	32,628	1,056	74,721	1,597

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 9M22

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable[2]
	9M22		9M22		9M22		9M22
Au Ounces Sold Net		94,167		18,800		62,568		138,053

	9M22		9M22		9M22		9M22
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	124,486	1,322	37,120	1,974	77,252	1,235	192,580	1,395
Exploration in Operating Units	37,792	401	2,586	138	6,044	97	42,801	310
Royalties	8,455	90	0	0	0	0	8,455	61
Comercial Deductions[3]	24,109	256	239	13	477	8	24,540	178
Selling Expenses	7,850	83	133	7	717	11	8,270	60
Administrative Expenses	31,423	334	2,011	107	2,680	43	34,509	250
Other, net	1,446	15	-287	-15	319	5	1,287	9
Sustaining Capex[4]	5,756	61	848	45	12,264	196	11,522	83

By-product Credit	-123,387	-1,310	-1,786	-95	-5,376	-86	-127,329	-922

All-in Sustaining Cost	117,931	1,252	40,864	2,174	94,377	1,508	196,635	1,424

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 9M21

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable[2]
	9M21		9M21		9M21		9M21
Au Ounces Sold Net		78,312		13,521		88,802		121,092

	9M21		9M21		9M21		9M21
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	215,754	2,755	31,368	2,320	80,429	906	279,370	2,307
Exploration in Operating Units	28,859	369	276	20	3,530	40	30,550	252
Royalties	4,377	56	0	0	0	0	4,377	36
Comercial Deductions[3]	44,574	569	89	7	787	9	44,978	371
Selling Expenses	7,454	95	77	6	866	10	7,878	65
Administrative Expenses	29,612	378	2,176	161	2,926	33	32,961	272
Other, net	7,147	91	197	15	620	7	7,593	63
Sustaining Capex[4]	6,997	89	659	49	12,961	146	12,852	106

By-product Credit	-217,043	-2,772	-2,051	-152	-14,634	-165	-224,961	-1,858

All-in Sustaining Cost	127,731	1,631	32,791	2,425	87,485	985	195,599	1,615

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of financial position
As of September 30, 2022 (unaudited) and December 31, 2021 (audited)

	2022	2021
	US$(000)	US$(000)

Assets
Current assets
Cash and cash equivalents	287,966	376,999
Trade and other receivables	154,617	240,432
Inventories	93,253	86,264
Income tax credit	22,585	15,456
Prepaid expenses	7,918	20,394
Hedge derivative financial instruments	24,485	-
	590,824	739,545
Non-current assets
Trade and other receivables	633,311	635,832
Inventories	12,779	12,802
Investments in associates and joint venture	1,512,790	1,422,295
Property, plant, equipment, and development costs	1,503,921	1,537,870
Deferred income tax asset	128,946	164,351
Prepaid expenses	23,255	23,920
Other assets	24,092	25,196
	3,839,094	3,822,266
Total assets	4,429,918	4,561,811

Liabilities and equity
Current liabilities
Bank loans	-	50,000
Trade and other payables	208,752	259,641
Provisions	83,981	81,039
Income tax payable	1,842	3,026
Financial obligations	32,837	179,417
Hedge derivative financial instruments	-	6,976
	327,412	580,099

Liabilities included in disposal groups classified as held for sale	-	264,838
	327,412	844,937
Non-current liabilities
Trade and other payables	2,910	3,037
Provisions	227,924	232,288
Financial obligations	703,192	878,558
Contingent consideration liability	17,726	17,718
Deferred income tax liabilities	31,603	46,742
	983,355	1,178,343
Total liabilities	1,310,767	2,023,280

Equity
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,270	163,270
Other reserves	45,269	269
Retained earnings	8,869	(4,477)
Other reserves of equity	1,774,485	1,239,526
Equity attributable to owners of the parent	2,961,631	2,368,326
Non-controlling interest	157,520	170,205
Total equity	3,119,151	2,538,531
Total liabilities and equity	4,429,918	4,561,811

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim consolidated statements of profit or loss (unaudited)
For the three-month and nine-month ended September 30, 2022 and 2021

	For the three-month periods		For the nine-month periods
	ended September 30,		ended September 30,
	2022	2021	2022	2021
	US$(000)	US$(000)	US$(000)	US$(000)

Continuing operations
Operating income
Sales of goods	192,084	213,788	566,531	624,942
Sales of services	3,332	3,134	10,528	9,858
Royalty income	-	3,439	1,381	12,305
Total operating income	195,416	220,361	578,440	647,105

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(117,740)	(138,199)	(335,441)	(392,094)
Unabsorbed cost due to production stoppage	(3,944)	-	(14,913)	-
Cost of sales of services, excluding depreciation and amortization	(679)	(503)	(2,062)	(896)
Depreciation and amortization	(41,477)	(44,305)	(131,531)	(140,110)
Exploration in operating units	(20,708)	(17,058)	(53,629)	(40,901)
Mining royalties	(4,525)	(3,882)	(13,384)	(8,319)
Total cost of sales	(189,073)	(203,947)	(550,960)	(582,320)
Gross profit	6,343	16,414	27,480	64,785

Operating income (expenses)
Administrative expenses	(15,365)	(15,621)	(50,442)	(48,701)
Selling expenses	(5,854)	(4,935)	(15,490)	(14,690)
Exploration in non-operating areas	(4,236)	(3,530)	(11,066)	(7,228)
Reversal (provision) of contingents	(1,960)	(145)	(3,805)	284
Write – off stripping activity asset	-	-	-	(6,763)
Other, net	1,050	(5,770)	1,317	(4,316)
Total operating income (expenses)	(26,365)	(30,001)	(79,486)	(81,414)

Operating loss	(20,022)	(13,587)	(52,006)	(16,629)

Share in the results of associates and joint venture	20,442	58,186	118,149	166,449
Financial income	1,337	489	11,561	1,193
Financial costs	(12,641)	(26,667)	(42,092)	(48,560)
Currency exchange difference	(27,961)	(31,914)	(3,086)	(40,861)

Profit (loss) before income tax	(38,845)	(13,493)	32,526	61,592

Current income tax	7,869	(2,446)	(8,423)	(17,269)
Deferred income tax	8,427	10,663	30,249	1,525
	16,296	8,217	21,826	(15,744)
Profit (loss) from continuing operations	(22,549)	(5,276)	54,352	45,848
Discontinued operations
Profit (loss) from discontinued operations attributable to equity holders of the parent	62	(89,152)	479,869	(86,392)
Net profit (loss)	(22,487)	(94,428)	534,221	(40,544)

Profit (loss) attributable to:
Owners of the parent	(19,771)	(91,852)	535,097	(39,293)
Non-controlling interest	(2,716)	(2,576)	(876)	(1,251)
	(22,487)	(94,428)	534,221	(40,544)

Basic and diluted profit (loss) per share, stated in U.S. dollars
Attributable to owners of parent	(0.08)	(0.36)	2.11	(0.15)
Attributable to owners of the parent for continuing operations	(0.08)	(0.01)	0.22	0.19
Attributable to owners of the parent for discontinued operations	-	(0.35)	1.89	(0.34)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of cash flows (unaudited)
For the three-month and nine-month ended September 30, 2022 and 2021

	For the three-month periods		For the nine-month periods
	ended September 30,		ended September 30,
	2022	2021	2022	2021
	US$(000)	US$(000)	US$(000)	US$(000)

Cash flows from (used in) operating activities
Proceeds from sales of goods and services	188,639	259,766	635,447	706,160
Dividends received from associates	-	3,760	29,377	46,480
Recovery from value added tax	4,982	2,965	26,835	24,665
Royalty received	-	5,095	5,183	13,978
Interest received	771	80	1,582	144
Dividends received from investments	-	-	-	3,049
Payments to suppliers, third parties, and others net	(120,901)	(146,072)	(441,030)	(448,957)
Payments to employees	(29,245)	(28,242)	(93,925)	(91,339)
Income tax and royalties paid to the Peruvian State	(8,063)	(12,037)	(75,301)	(24,917)
Interest paid	(17,260)	(3,317)	(38,860)	(10,655)
Payment of royalties	(2,789)	(2,073)	(8,455)	(4,377)
Payments for tax litigation	-	(544,229)	-	(552,639)
Net cash flows from (used in) operating activities	16,134	(464,304)	40,853	(338,408)

Cash flows from (used in) investing activities
Gain from sale of investments in Yanacocha	-	-	300,000	-
Income from purchase of shares in La Zanja	-	-	45,000	-
Proceeds from sales of property, plant and equipment	2,462	222	11,245	479
Income from sale of shares	-	-	1,577	3,640
Acquisitions of property, plant and equipment	(37,198)	(23,884)	(93,205)	(58,200)
Capital increase in associates	-	-	(1,677)	-
Payments for acquisitions of other assets	(34)	(85)	(153)	(290)
Net cash flows from (used in) investing activities	(34,770)	(23,747)	262,787	(54,371)

Cash flows from (used in) financing activities
Increase of restricted time deposits	-	-	29,117	(29,117)
Payments of financial obligations	(7,085)	(5,395)	(315,974)	(16,188)
Payments of bank loans	-	(50,000)	(50,000)	(65,793)
Short-term and low value lease payments	(10,497)	(10,445)	(29,697)	(25,770)
Dividends paid to controlling interest	-	-	(18,542)	-
Payments of obligations for leases	(1,022)	(808)	(3,071)	(2,844)
Dividends paid to non-controlling interest	-	(2,760)	(2,647)	(5,240)
Decrease (increase) of restricted bank accounts	(1,110)	1	(1,859)	56
Senior Notes bonds issue	-	540,096	-	540,096
Proceeds from bank loans	-	50,000	-	50,000
Net cash flows from (used in) financing activities	(19,714)	520,689	(392,673)	445,200
Increase (decrease) in cash and cash equivalents during the period, net	(38,350)	32,638	(89,033)	52,421
Cash and cash equivalents at beginning of period	326,316	255,232	376,999	235,449
Cash and cash equivalents at period-end	287,966	287,870	287,966	287,870

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2022	2021	2022	2021
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss)	(22,487)	(94,428)	534,221	(40,544)

Plus (less):
Share in the results of associates and joint venture	(20,442)	(58,186)	(118,149)	(166,449)
Deferred income tax (continued operations)	(8,427)	(10,663)	(30,249)	(1,525)
Exchange difference	27,961	31,914	3,086	40,861
Recovery (expense) for provision for contingencies	1,960	145	3,805	(284)
Write –off of stripping activity asset	-	-	-	6,763
Depreciation and amortization in Cost of sales	41,477	44,305	131,531	140,110
Provision for estimated fair value of sales	(14,733)	3,480	19,738	14,539
Workers´ participation provision	(2,666)	64	271	2,035
Bonus provision - executives & employes	7,260	2,529	11,964	8,756
Deferred income tax in (Discontinued)	-	-	41,414	-
Income from discontinued operation of Yanacocha (Discontinued)	-	-	(265,946)	-
Share in the results of associates (Discontinued)	-	89,047	-	84,007
Gain from sale of investments in (Discontinued)	-	-	(300,000)	-
Other minor	(4,653)	12,012	(7,956)	14,798

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	27,756	47,107	82,952	47,827
Inventories	4,969	3,427	(5,459)	2,451
Income tax credit	(10,167)	(2,098)	(7,129)	9,404
Prepaid expenses	6,601	11,310	13,141	17,783

Increase (decrease) in operating liabilities -
Trade and other accounts payable	(15,482)	(1,057)	(83,643)	(8,624)
Provisions	(2,604)	(1,103)	(10,932)	(5,610)
Income tax payable	(189)	(1,640)	(1,184)	(1,596)

Payments for tax litigation	-	(544,229)	-	(552,639)
Proceeds from dividends in associates	-	3,760	29,377	49,529

Net cash and cash equivalents provided by operating activities	16,134	(464,304)	40,853	(338,408)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: October 27, 2022